January 22, 2025

Jon Olsen
Chief Executive Officer
Firefly Neuroscience, Inc.
1100 Military Road
Kenmore, NY 14217

        Re: Firefly Neuroscience, Inc.
            Amendment No. 2 to Registration Statement on Form S-1
            Filed January 13, 2025
            File No. 333-282357
Dear Jon Olsen:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
Executive Compensation, page 70

1. Please revise to disclose the information required by Item 402 of Regulation S-K for the most recently completed fiscal year. For additional guidance, consider Question
       117.05 of our Regulation S-K Compliance and Disclosure Interpretations. January 22, 2025
Page 2

       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Mitchell Austin at 202-551-
3574 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Rick Werner, Esq.